

**Lisa Roberts**
**Vice President**
Listing Qualifications

<u>*Electronic Mail Only*</u>

January 22, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on January 22, 2018 The Nasdaq Stock Market (the "Exchange") received from Inseego Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Preferred Stock Purchase Rights

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Lisa Roberts*